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                                                               Exhibit (a)(1)(i)


                           OFFER TO PURCHASE FOR CASH

                                       By

                              CHESTER BANCORP, INC.

                        OF ALL SHARES OF ITS COMMON STOCK
                     HELD BY HOLDERS OF 500 OR FEWER SHARES
           AND UP TO 500 SHARES BY HOLDERS OF GREATER THAN 500 SHARES
                  FOR A PURCHASE PRICE OF $22.00 NET PER SHARE

      The offer to purchase expires at 5:00 p.m., Eastern daylight time, on
                   May 12, 2003, unless the offer is extended.

         Chester Bancorp, Inc. is offering to purchase all shares of its common stock that are held by shareholders who own 500 or fewer shares and up to 500 shares held by shareholders who own greater than 500 shares, as of the close of business on April 1, 2003 and continue to do so during the offering period. We are offering to purchase these shares at $22.00 per share in cash. This price represents a $1.00 premium over the price reported on the NASDAQ SmallCap Market on April 1, 2003. If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. If you hold shares or tender shares through a broker or bank, you should consult with the broker or bank to determine whether transaction costs are applicable.

         We intend to deregister our common stock with the Securities and Exchange Commission and become a private company if, after completion of the tender offer, we have fewer than 300 shareholders of record. This means we will no longer file periodic reports with the SEC, including, among other things, Forms 10-K and Forms 10-Q.

         If you have questions regarding this tender offer or need additional copies of any of the tender offer documents, you should contact Michael W. Welge at (618) 826-5038. You may also contact your own broker, dealer, commercial bank or trust company for assistance concerning this tender offer.

         No person has been authorized to make any recommendation on our behalf as to whether shareholders should tender shares pursuant to this tender offer, except for the recommendation of Michael W. Welge as set forth in the letter accompanying this Offer to Purchase which is made by him personally and on behalf of the Board of Directors. No person has been authorized to give any information or to make any representations in connection with this tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by us.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase. Any representation to the contrary is a criminal offense.

                                 April 11, 2003
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                                    IMPORTANT

         If you wish to participate in this tender offer, there are a number of methods by which you can tender your shares, depending upon your situation.

         - If you hold physical certificates evidencing the shares, complete and sign the enclosed Letter of Transmittal in accordance with its instructions, and mail or deliver it and any of the other required documents to us at the address set forth below.

         - If you are a beneficial owner who owns shares registered in the name of a broker, dealer, bank, trust company or other nominee, you should contact such person and also contact us, at the telephone number set forth below, if you desire to tender your shares.

                              Chester Bancorp, Inc.
                                1112 State Street
                                  P.O. Box 327
                                Chester, IL 62233
                                 (618) 826-5038

For more information regarding the procedure for tendering shares, see "THE TENDER OFFER--Procedure for Tendering Shares."

         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This Offer to Purchase and the documents that we have incorporated by reference contain certain forward-looking statements and information relating to Chester Bancorp, Inc. that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Throughout this Offer to Purchase and these other documents, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. In addition to factors that may be described in this Offer to Purchase and these other documents, the statements are based on many assumptions and factors, including economic conditions, performance of financial markets, adequacy of loan loss reserves, competition, rapid fluctuations in interest rates and changes in the legislative and regulatory environments. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those described as anticipated, believed, estimated or expected in this Offer to Purchase or the documents incorporated herein.
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                                SUMMARY OF TERMS

         The following is a summary of the terms of the tender offer we are making and of certain additional information relating to the tender offer. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read this Offer to Purchase, as well as the information that we have incorporated by reference, in their entireties before making a decision to tender your shares to us. All references to "we," "us" or the "Company" in this Offer to Purchase mean Chester Bancorp, Inc.

         - The purchase price we are offering is $22.00 per share. This price represents a $1.00 premium over the price reported on the NASDAQ SmallCap Market as of April 1, 2003. See "THE TENDER OFFER--Terms of the Tender Offer."

         - The tender offer is being made for all shares held by shareholders who own 500 or fewer shares of common stock and for up to 500 shares from Shareholders who own more than 500 shares on April 1, 2003 and continue to do during the offering period. Please see "THE TENDER OFFER -- Terms of the Tender Offer" for an explanation of how to determine the number of shares you own beneficially.

         - If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. If you hold shares or tender shares through a broker or bank, you should consult with the broker or bank to determine whether transaction costs are applicable. See "THE TENDER OFFER--Purchase and Payment."

         - Our Board has determined that the terms of the tender offer are fair to, and in the best interests of, our shareholders. See "SPECIAL FACTORS--Fairness Determination by Our Board.

         - We intend to deregister our common stock with the Securities and Exchange Commission and become a private company if, after completion of the tender offer, we have fewer than 300 shareholders of record. This means we will no longer file periodic reports with the SEC, including, among other things, Form 10-K and Form 10-Q. See "SPECIAL FACTORS--Effects of the Offer."

         - If we continue to have more than 300 shareholders of record after this tender offer, we may take further action to reduce the number of shareholders to allow us to become a private company. See "SPECIAL FACTORS--Possibility of Second Step Transaction."

         - Our common stock currently is listed on the NASDAQ SmallCap Market. However, we have been informed that our common stock will no longer be traded on such market due to our failure to meet liquidity requirements. If we become a private company, it is likely that there will be less of a market for our common stock, and this may affect the price at which remaining shareholders may be able to sell their shares. See "SPECIAL FACTORS--Effects of the Tender Offer."

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         -        The purchase price will be paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the offering period. We will not pay any interest on the purchase price during the period between when your shares are tendered and the date you receive your payment. See "THE TENDER OFFER--Purchase and Payment."

         - The tender offer will end at 5:00 p.m., Eastern Daylight Time, on May 12, 2003, unless we decide to extend it. In order for your tender to be accepted by us, the we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See "THE TENDER OFFER--Expiration and Extension of the Tender Offer; Amendment."

         - You may withdraw your tender at any time up until the expiration of the tender offer. See "THE TENDER
                  OFFER--Withdrawal Rights."

         - The sale of your shares will be subject to federal income tax and be taxable for state and local income tax purposes as well. See "SPECIAL FACTORS--Federal Income Tax
                  Considerations."

         - You are not required to tender your shares. You may elect to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and to receive dividends that are declared by our Board. See "THE TENDER OFFER--Terms of the Tender Offer."

                                 SPECIAL FACTORS

BACKGROUND AND PURPOSE OF TENDER OFFER

         The Board has proposed the tender offer for the following purposes:

         - To give shareholders an opportunity to sell up to 500 shares of their stock above the current market price without, in many cases, incurring any sales commissions;

         - To allow us to become a private company in order to relieve us of the administrative burdens of being an SEC-reporting company; and

         - To enhance our operational flexibility by permitting the Company to focus on long-term business strategies that are designed to fulfill the needs of our subsidiaries and their customers.

         Chester Bancorp, Inc. became a public company in 1996 in connection with its mutual-to-stock conversion. The common stock of the Company has always been very thinly traded and a controlling interest in the Company has always been held by the officers and directors of the Company.

         Outside of these principal shareholders, there are approximately 450 holders of record of our common stock. Since many shares are held in street name by brokers, dealers, banks, trust companies and other nominees, the number of beneficial owners of our common stock exceeds the number of holders of record. The majority of these holders own fewer than 500 shares, with many owning 100 or

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fewer shares. Because so much of our common stock is owned by a few large shareholders who have held their shares as long-term investments, there is a very limited trading market for our common stock.

         The limited trading market for our common stock is evidenced by an average daily trading volume as reported on the Nasdaq SmallCap Market year to date through April 1, 2003 of only a few trades during this three-month period. On the vast majority of trading days, no shares were traded.

         On March 11, 2003, Nasdaq informed the Company that it believed that the Company did not meet the minimum public float requirements and that Nasdaq was reviewing the Company's eligibility for continued listing on the Nasdaq SmallCap Market. Therefore, we expect that after the Nasdaq SmallCap Market completes the delisting process, price quotes for our common stock will not be reported. Consequently, accurate and timely pricing information for our common stock is likely to become less available at that time, and this may further limit the market for our common stock in the future. Although the possible de-listing by Nasdaq is not the only reason we are seeking to become private, as noted below, such notice has accelerated our consideration of a going private transaction.

         The combination of these factors has, and will continue to, seriously erode the primary benefit that our shareholders receive from having a publicly traded security, which is the ability to buy and sell their stock in a liquid market in which accurate and timely pricing information is readily available. In addition, the Company has not historically needed to avail itself of the public capital markets in order to meet its capital needs. We have not made any public offering of our common stock or any other equity or debt securities since our organization in 1996, nor have we used our common stock as consideration for any acquisitions. We do not anticipate issuing additional shares of our common stock in the future in either public or private transactions. Therefore, the Company derives little, if any, benefit from being a public company.

         Notwithstanding the limited utility to the Company and our shareholders provided by our status as a public company, compliance with SEC reporting and proxy solicitation requirements diverts time from our senior management and financial and accounting staffs. Management feels that the time these individuals spend on SEC compliance activities could be more productively spent on other business matters that bear a more direct relationship to our operations and profitability. We believe that becoming a private company will enhance our operating flexibility and allow management more time to focus upon the long-range business needs of our customers.

         As a result of the discontinuance of our listing on the Nasdaq SmallCap Market, our senior management began to discuss the question of whether it would be possible to provide an attractive liquidity event for a majority of our shareholders and take steps to eliminate the need for the Company to continue to comply with SEC reporting and proxy rules and their related burdens and expenses. The Company's Chairman, Michael W. Welge, and Chief Executive Officer, Edward K. Collins, held several informal discussions on these matters among themselves and outside legal counsel during March 2003.

         On March 11, 2003, a special meeting of our Board was convened in order to discuss these matters and consider a possible course of action. All Board Members were present at the meeting. Outside legal counsel was also present to advise the Board on structure, timing and other matters related to alternatives being considered. The Board took note of the fact that the number of shares of our common stock in the hands of the public is very small and this has resulted in our common stock being thinly traded. The Board also determined that the discontinuance of our Nasdaq SmallCap

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Market listing would probably result in a further reduction in the trading activity for our common stock. As a result, the Board concluded that there was not a truly active trading market for our common stock and that the market that existed provided only limited liquidity to our shareholders. The Board also noted that the Company has never availed itself of the public capital market by way of a stock offering and that it was unlikely they would do so in the future. The Board also discussed the significant expense incurred by the Company to comply with the SEC reporting requirements relating to public companies. The Board estimates that this additional expense amounts to approximately $100,000 per year in additional legal, accounting, printing and management expenses. The Board also noted that the majority of the shares of Company common stock are held by a small number of shareholders and that many of the remaining shareholders hold 100 or fewer shares. The Board discussed its alternatives and fiduciary duties with legal counsel and decided that the Company should consider the possibility of a going private transaction.

         Over the course of subsequent meetings, held on March 13, 2003, and March 25, 2003, at which all Board members were present, the Board held further discussions regarding a potential going private transaction, including alternative ways to structure such a transaction.

         On April 2, 2003, the Board again met with legal counsel regarding the proposed going private transaction. At that meeting, and based on the discussions held by the Board up to that time, the Board concluded that the transaction should be structured as a tender offer. Members of the Board asked questions of counsel regarding its analysis of structure and alternative methods for going private. After discussion with legal counsel, the Board selected and approved the tender offer of up to 500 shares at an offer price of $22.00 per share. The Board selected the $22.00 price because it represents a $1.00 premium over the recent market price of $21.00. The Board noted the very low volume in the past year, the decline in the U.S. stock market generally, and the fact that the directors have all previously sold shares back to the Company at $20.00 or lower.

         Numerous numbers of share thresholds were discussed and the 500 share threshold was selected for two reasons. First, based on a review of the shareholder records, if most of the 500 share or less shareholders tender their shares then the Company would be below the 300 share threshold for privatization. Second, the Company wanted to offer all shareholders some liquidity, even those owning more than 500 shares, so a number of shares was selected which could provide the opportunity for liquidity for all shareholders while not placing a large burden on the capital of the Company. The Board again reviewed the reasons for proceeding with the tender offer and the fairness of the purchase price. After additional discussion, the Board approved the tender offer pursuant to the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

EFFECTS OF THE TENDER OFFER

         We believe the tender offer will have a number of positive effects, including (i) providing management with more time and flexibility to focus on long-term business strategies that the Board believes are in the best interests of our shareholders, (ii) improving our competitive position by reducing public disclosure available to competitors, and (iii) reducing administrative burdens associated with being a public company. However, the tender offer will have certain effects, of which you should be aware, that may be detrimental to tendering and continuing shareholders.

         Tendering Shareholders Will Forego Potential Benefits of Stock Ownership. After consummation of the tender offer, shareholders who tender their shares will not have the opportunity to vote their shares or

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participate in the potential growth of our future earnings and the value of our common stock unless they again purchase shares. Conversely, after completion of the tender offer, shareholders who tender their shares will not face the risk of losses generated by the Company's operations or any decrease in the value of our common stock.

         Certain Effects of Deregistration of the Common Stock. If the tender offer results in the number of our shareholders of record falling below 300, we will be eligible to deregister our common stock with the SEC and intend to do so. Once our common stock is deregistered, we will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We also will no longer be subject to the proxy requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, the amount of information we provide to shareholders after deregistration may be less than the amount currently supplied. However, the Company will continue to be subject to extensive regulation as a financial institution and it will continue to file consolidated and parent company only financial statements (Forms FRY-9C and FRY-9LP) on a quarterly basis with the Federal Reserve Board. In addition, the Company's subsidiary national banks will file reports of condition and income on Form FFIEC 041 (Call Reports) with the Office of the Comptroller of the Currency. Because these reports are publicly available, remaining shareholders will continue to have access to a substantial amount of financial information regarding the Company.

         As mentioned above, after any deregistration under the Exchange Act, we will no longer be subject to SEC rules relating to the solicitation of shareholder proxies. Therefore, our Board will not be required to provide any particular information to shareholders at the time it solicits proxies for annual or special meetings of the shareholders and will not be required to include shareholder proposals in proxy materials, if any, that are sent to shareholders. We still plan, however, to supply continuing shareholders with an annual report containing audited financial statements after each year end, but we will not be bound by any of the SEC disclosure requirements to which we are currently subject.

         Following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing profit provisions of Section 16 of the Exchange Act. While these affiliates will benefit from not being subject to Section 16, they will be unable to rely on Rule 144 under the Securities Act of 1933 in order to sell their shares because the Company will no longer file reports with the SEC. It is unlikely that we will voluntarily make the necessary information public in order to allow these persons to sell shares under Rule 144 and, therefore, the ability of these persons to sell their shares following deregistration may be more limited than it is currently.

         While the Company will no longer be subject to SEC reporting requirements if the common stock is deregistered, the Company and its affiliates will remain subject to rules and regulations regarding fraud. This will mean, among other things, that they cannot trade in the common stock on the basis of material, nonpublic information.

         Once the Company stops filing reports with the SEC, our common stock will be ineligible for quotation on the Nasdaq SmallCap Market. A possible effect of this is a further reduction in the liquidity of our common stock. While price quotations for our common stock may continue to be reported after deregistration in less formal reporting systems such as the Pink Sheets Electronic Quotation Service, we cannot assure you this will happen or, even if it does happen, that an active market will exist for you to sell your shares. However, because the current amount of trading activity in

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our common stock is so limited, there may be no practical difference for most shareholders who do not or are ineligible to tender. In addition, regardless of whether we become a private company as a result of this tender offer, it is currently proposed that Nasdaq will delist our common stock from the Nasdaq SmallCap Market because we currently do not meet and do not expect that we will meet the listing requirements of the Nasdaq SmallCap Market. Therefore, our common stock may be quoted only in the Pink Sheets Electronic Quotations Service regardless of whether the Company goes private. To the extent that our common stock is quoted in over-the-counter services such as the Pink Sheets Electronic Quotation Service, the Company will cooperate to facilitate such quotations.

         Effects of Reduced Number of Unaffiliated Shareholders. The extent of the public market for our common stock following the tender offer will depend on the number of holders remaining at that time, the interest in maintaining a market in the common stock on the part of securities firms and other factors. Even if we remain a public company after the tender offer, it is expected that the number of shares held by unaffiliated shareholders will be reduced substantially. An issue of securities with a small public float (that is, shares outstanding not held by affiliates of the issuing company) may trade at lower prices than would a comparable issue of securities with a greater public float. Accordingly, the market price for shares of our common stock may be adversely affected to the extent that the amount of shares purchased pursuant to the tender offer reduces the public float. The reduced public float also may have the effect of causing the trading prices of our common stock to be more volatile. In addition, the fact that there will be less public information about the Company after deregistration may further reduce the market for the common stock..

         Following the tender offer, we intend to occasionally purchase additional shares of our common stock in the open market or in privately negotiated transactions. Any future purchases would provide liquidity for the remaining shareholders and further reduce the number of shares that might otherwise trade publicly and may further reduce the number of holders and liquidity of our common stock.

         Effect on Proportionate Interests. All shares of our common stock acquired in the tender offer will be retired, which will reduce the number of shares outstanding. As a group, the executive officers and directors owned 266,430 shares of our common stock representing approximately 30% of the shares outstanding prior to this tender offer. None of the executive officers and directors of the Company will tender any shares in the tender offer. Assuming all shares estimated to be eligible for this tender offer are purchased, the proportionate ownership percentage of these persons will increase to approximately 34% of the outstanding shares. The proportionate ownership of unaffiliated shareholders, as a group, will correspondingly decrease to approximately 66% as a result of the tender offer. Accordingly, the tender offer will result in further concentration of ownership of our common stock in the hands of our controlling shareholders and executive officers and directors.

         Effect on the Company's Business. Aside from ceasing to be an SEC-reporting company if it becomes eligible to do so, the completion of the tender offer is not expected to have a material impact on the conduct of our business. As a private company, management will have more flexibility to focus on long-term business strategies. We will continue to operate community-oriented banks focused on serving the needs of customers in our market areas and to compete nationwide in niche products, including credit card issuing, transaction processing and certain loan products. No changes in our executive officers or Board are anticipated to result from the tender offer, regardless of the number of shares tendered and regardless of whether the common stock is deregistered. Payment for shares tendered in this tender offer will not affect the status of the Company's banking subsidiaries as well

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capitalized under applicable banking regulations.

         Tax Effects on the Tender Offer. If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes. Subject to limited exceptions, generally, a shareholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale. Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of the completion of the tender offer. See "SPECIAL FACTORS - Federal Income Tax Considerations."

FAIRNESS DETERMINATION BY OUR BOARD

         For the reasons discussed below, the Board has unanimously approved the tender offer and has determined that the tender offer is fair to, and in the best interests of, the affiliated and unaffiliated shareholders of the Company. Except for the recommendation of Michael W. Welge, personally and on behalf of the Board as set forth in the letter of Michael W. Welge accompanying this Offer to Purchase, the Board does not, however, make any recommendation to shareholders regarding whether to tender or refrain from tendering the shares held by them. Each shareholder must make its, his or her own decision regarding whether to tender shares.

Factors Supporting Fairness of Tender Offer. In reaching its determination regarding the fairness of the tender offer, the Board relied on, among other things, its knowledge of the Company's business as well as the following factors, each of which, in the view of our directors, supported this determination:

         - the opportunity provided by the tender offer to a majority of our shareholders to sell their shares in an otherwise illiquid market in an expedient manner and without, in most cases, the payment of sales commissions or other brokerage fees;

         - the voluntary nature of the tender offer which allows individual shareholders to decide whether to tender their shares or remain as a shareholder;

         - the price per share being offered represents a $1.00 premium over the last sale price of $21.00 reported on the Nasdaq SmallCap Market as of April 1, 2003 and a premium over the historical market price of the shares. It is also a premium of
                  1.44 times the net book value at December 31, 2002 of $15.29;

         - the Company will continue to provide annual audited financial information to continuing shareholders and quarterly financial information provided to banking regulators will continue to be publicly available;

         - there has not been an active trading market for the shares and even though the Company or its affiliates may occasionally purchase additional shares on the open market or in privately negotiated transactions in the future as they deem advisable, no active market is expected to develop; and

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         -        the Company's largest shareholders, which are the directors and executive officers, intend to continue the business of the Company as a going concern, which eliminated consideration of a sale or liquidation of the Company. Going concern value and liquidation value are not generally considered indicators of value for bank holding companies and the Board did not place any significance on them when determining the fairness of the tender offer.

         - The $22.00 tender offer price is in excess of the price that the Company repurchased shares during the past two years. See "INFORMATION ABOUT THE COMPANY - Recent Stock Purchases."

         The Board also considered the following factors, which it considered to be negative, in its consideration of the fairness of the tender offer:

         - tendering shareholders will cease to participate in our future earnings or growth, if any, or benefit from increases, if any, in the value of our common stock;

         - the amount of information we provide to shareholders after deregistration with the SEC will be less than the amount currently supplied;

         - the relatively low trading volume of our stock may decrease further as a result of the tender offer, which may reduce liquidity and market value for continuing shareholders, if price information is no longer reported on the Nasdaq SmallCap Market and the Company is no longer subject to the Exchange Act;

         - the tender offer was not structured to require the approval of at least a majority of the Company's unaffiliated shareholders;

         - no unaffiliated representative was appointed to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the tender offer; and

         - none of the directors of the Company would be considered unaffiliated and, therefore, the tender offer was not approved by independent directors.

         In determining that the tender offer is fair to our shareholders, the Board considered the above factors as a whole and did not assign specific or relative weights to any of them. However, the Board did take note that the market for our common stock has long behaved similarly to that of a private company rather than a public company. As a result, the Board believes that taking the Company private would have no practical effect for most shareholders, as the liquidity of their common stock was very limited in either case.

         Each member of our Board is also a shareholder. As a result, the Board did not appoint a committee of disinterested directors or retain an unaffiliated representative to negotiate the terms of the tender offer.

         In addition, the Board believes that the tender offer is procedurally fair because its voluntary nature allows shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial situation, personal risk

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tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so, and they will have a proportionately greater stake in any potential future appreciation in the value of their shares.

         WHILE THE BOARD HAS APPROVED THIS TENDER OFFER AND BELIEVES IT IS FAIR TO THE AFFILIATED AND UNAFFILIATED SHAREHOLDERS, EXCEPT FOR THE RECOMMENDATION OF MICHAEL W. WELGE, PERSONALLY AND ON BEHALF OF THE BOARD AS SET FORTH IN THE LETTER OF MICHAEL W. WELGE ACCOMPANYING THIS OFFER TO PURCHASE, NEITHER THE BOARD NOR ANY EXECUTIVE OFFICER IS MAKING ANY RECOMMENDATION TO ELIGIBLE SHAREHOLDERS AS TO WHETHER A SHAREHOLDER SHOULD PARTICIPATE IN THIS TENDER OFFER.

         The Company did not seek a fairness opinion from an independent third party. Shareholders should be advised that the Board determination regarding fairness had not been subject to independent review.

INTENTIONS OF INSIDERS

         The executive officers and directors of the Company do not intend to tender shares held by them in the tender offer. In addition, except for the recommendation of Michael W. Welge in his letter accompanying the Offer to Purchase, none of the executive officers, directors or other affiliates have made a recommendation either in support of or opposed to the tender offer.

POSSIBILITY OF SECOND-STEP TRANSACTION

         If the tender offer does not result in the Company having fewer than 300 record holders, thus preventing the Company from deregistering its common stock, the Company, in its discretion, may consummate a second-step transaction in which shares of common stock not purchased in this tender offer would be exchanged for cash. A second-step transaction may be subject to shareholder approval, but may be conducted on an involuntary basis. Since executive officers and directors of the Company control approximately 30% (or 38% including the exercise of options which are exercisable within 60 days) of the outstanding common stock, it is likely that a second-step transaction, if proposed, would be approved by the required shareholder vote because each of the directors would vote for such transaction and it is expected that their relatives who are also shareholders would vote consistently with such directors. Based on a review of the shareholder records, the Company believes that a large portion of shares are held by directors or their family members or close personal acquaintances. In the event a second-step transaction takes place, you may not have dissenters' rights in such transaction.

ALTERNATIVES CONSIDERED

         In the course of its discussions, the Board considered several alternatives to effect a going private transaction. Ultimately, the Board selected the 500 share tender offer because it was viewed by the Board as a fair method to reduce the record shareholder base to below 300 persons and to accomplish the primary purposes of the tender offer discussed above under "Background and Purpose of Tender Offer." Since a majority of our shareholders hold 500 or fewer shares, a tender offer to purchase up to 500 shares per shareholder is an efficient means of reducing the total number of record shareholders to below 300. This will limit the amount of capital that we will need to devote to purchasing shares in order to become a private company and is consistent with our goal of reducing our costs. In addition, the Board thought the tender offer would provide an economical means for the small shareholders to sell their shares without incurring any brokerage expenses and is consistent with our purpose of providing our shareholders with an attractive liquidity opportunity. Finally, the Board took note of the voluntary nature of the tender and concluded that this was a fair way of proceeding since all shareholders can individually elect to tender up to 500 shares or to retain their shares.

         The Board also considered making a complete buy-out tender offer to all shareholders for all their shares, using a separately formed entity. This alternative was rejected primarily because it would be potentially more costly and less effective than an 500 share tender offer. The cost of a complete buy-out of all shares at $22.00 per share could be as much as $20,000,000. Therefore, the general tender offer was not viewed as being consistent with our purpose of reducing operating costs. If more shares were tendered than we were willing to purchase, we would need to determine which shares to purchase. While we could first purchase any shares tendered by odd-lot holders, purchases in excess of shares tendered by those shareholders are required to be purchased on a pro rata basis. Accordingly, it is possible that we would have to purchase some, but not all, of the shares tendered by many shareholders who would remain shareholders after the completion of the tender offer. This would make the general tender offer a less efficient method of reducing the total number of remaining shareholders and, therefore, is inconsistent with our purpose of becoming a private company.

         Another alternative that was considered was a reverse stock split. In a reverse stock split, each outstanding share would be converted into less than one whole share. For example, in a 1-for-100 share reverse split, each 100 shares would be converted into 1 share and a shareholder owning only 90 shares before the reverse split would receive 0.90 of a share, which would be paid out in cash in lieu of such fractional shares. A reverse stock split was believed by the Board to be more costly and time consuming than a 500 share tender offer because it requires the filing and review of a proxy statement by the SEC for a shareholder meeting to consider an amendment to our articles of incorporation. The Board estimated these meeting costs to be more than the costs of this tender offer. In addition, the reverse stock split would require cash payments be made to any shareholder who has a fractional share as a result of the reverse stock split. Therefore, payments could be made to shareholders who continue to own more than one whole share and will remain shareholders of the Company after the reverse stock split. In addition, the Board observed that a reverse stock split would not be voluntary, as shareholders holding less than one whole share after the reverse stock split would be forced to accept a cash payment whether or not they desired to remain as shareholders.

         While the Company does not currently meet the listing requirements of the Nasdaq SmallCap Market, the Board acknowledged that it is within its power to cause the Company to meet these listing requirements. The Board determined that meeting the Nasdaq listing requirements may not significantly increase the liquidity in the market for the Company's common stock and would not accomplish our strategic objectives.

FEDERAL INCOME TAX CONSIDERATIONS

         If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes. Subject to limited exceptions, generally, a shareholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale. This general description is subject to an exception based on constructive ownership rules which treats persons as owning any shares that are owned (actually and in some cases constructively) by related individuals and entities as well as shares that the person has the right to acquire by exercise of an option or by conversion or exchange of a security.

         Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of completion of the tender offer.

         The discussion set forth above is included for United States taxpayers. You are urged to consult your tax advisor to determine the particular tax consequences to you of the tender offer, including the applicability and effect of state, local and foreign tax laws.

                                THE TENDER OFFER

TERMS OF THE TENDER OFFER

         We are offering to purchase for cash up to 500 shares of our common stock held by each of our shareholders on April 1, 2003. Properly tendered shares will be purchased at $22.00 per share, which is a $1.00 premium over the last price reported on the Nasdaq SmallCap Market on April 1, 2003. A proper tender will include receipt of a properly executed letter of transmittal. Payment for properly tendered shares will be made promptly following the termination of the offering period.

         Participation in the tender offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends that are declared by our Board.

CONDITIONS OF THE TENDER OFFER

         The tender offer is not conditioned on the receipt of tenders for any minimum number of shares. In addition, there are no other conditions precedent to our purchasing properly tendered shares. The Company is irrevocably bound to buy all shares properly tendered.

EXPIRATION AND EXTENSION OF THE TENDER OFFER; AMENDMENT

         The expiration date of the tender offer is May 12, 2003, unless extended to such later date at our discretion. Your tender offer documents must be received by us no later than 5:00 p.m., Eastern Daylight Time, on the expiration date, or on any date thereafter to which the tender offer is extended.

         We reserve the right, in our sole discretion, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, shares. We can extend the tender offer by making a public announcement of the extension. Promptly following the expiration date, we will accept or payment and pay for, and thereby purchase, shares properly tendered and not withdrawn before the expiration date.

         Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the tender offer in any respect. Amendments to the tender offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we will make such announcement no later than 9:00 a.m., Eastern Daylight Time, on the business day before the last previously scheduled or announced expiration date. A business day means any day other than a Saturday, Sunday or United States federal holiday and begins at 12:01 a.m. and ends at 12:00 midnight, Eastern Daylight Time. Any period measured in business days includes the first day of the period.

         We will disseminate any such public announcement promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

PROCEDURE FOR TENDERING SHARES

         Record Holders. If you wish to tender the shares for which you are the record holder, you should complete and sign a Letter of Transmittal according to its instructions and mail or deliver it, together with the certificates for your shares, any required signature guarantee, and any other required documents, in the enclosed envelope to the Company at:

                              Chester Bancorp, Inc.
                                1112 State Street
                                  P. O. Box 327
                                Chester, IL 62233

prior to 5:00 p.m. Eastern Daylight Time, on May 12, 2003.

         No signature guarantee is required as long as the Letter of Transmittal is signed by the record holder of the tendered shares (including any participant in The Depository Trust Company, which is a securities depository ("DTC"), whose name appears on a security position listing as the owner of the shares) unless such holder has completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal. Likewise, no signature guarantee is required for shares tendered for the account of a bank, broker, dealer, credit union, savings association or other financial institution that is a member of an approved signature guarantee medallion program (an "eligible guarantor institution"). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an eligible guarantor institution in accordance with the instructions in the Letter of Transmittal.

         If a certificate for shares is registered in the name of a person other than the person executing the Letter of Transmittal, or if payment is to be made to a person other than the record holder, then the certificate must be endorsed on its reverse side or it must be accompanied by an appropriate stock power, in either case signed exactly as the name of the record holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

         Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. If your shares are held by a broker, dealer, bank or other institution, or you wish to tender shares through such an institution, you should consult with them to determine whether they will impose transaction costs on the tender of your shares.

         Guaranteed Delivery. If you cannot deliver your share certificates or other required documents to the Company before the expiration date of the tender offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document, and deliver it to the Company before the expiration date of the tender offer. The Notice of Guaranteed Delivery must be guaranteed by a broker-dealer, commercial bank, trust company or other eligible guarantor institution. For your tender to be effective, the certificates for your shares along with a properly completed and signed Letter of Transmittal (or an agent's message) and any other documents required by the Letter of Transmittal, must be received by the Company within three business days of expiration of the tender offer.

         Method of Delivery. The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. In all cases, sufficient time should be allowed to assure timely delivery of documents. If delivery is by mail, we recommend that you use registered mail and request a return receipt.

         The Company will set up a separate account at DTC for purposes of this tender offer. Participants in DTC may make delivery of tendered shares by causing DTC to transfer the shares into the Company's account. Even if shares are delivered in this manner, DTC participants will need to complete and sign a Letter of Transmittal and deliver it to the Company by the expiration date. DTC participants can use an "agents message" as a substitute for a Letter of Transmittal. An agents message is a message transmitted by DTC to the Company which states that DTC has received an express acknowledgment from a DTC participant tendering the shares that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

         Tax Identification Information. Make sure you provide the Company with your Tax Identification Number (TIN). For individuals the TIN is your Social Security Number and for companies the TIN will be your Federal Employer Identification Number. If you fail to do this, your sale proceeds from the tender of your shares will be subject to 30% United States federal income tax backup withholding. You should provide this information by completing the substitute Form W-9 included in the Letter of Transmittal. If you are tendering through your broker, bank or other nominee holder, there is a separate substitute Form W-9 included for this purpose. Foreign shareholders must submit a properly completed Form W-8, which may be obtained from the Company, in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign shareholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the tender offer. Please consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption. In addition, foreign shareholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure.

REJECTION; DETERMINATION OF VALIDITY

         We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or are not eligible to participate in this tender offer or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of shares, and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in any tender or will incur any liability for failure to give any such notification.

REPRESENTATIONS OF TENDERING SHAREHOLDERS

         A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of the shares, (ii) you are tendering no more than 500 shares and (iii) you hold a net long position in our common stock equal to the number of tendered shares. You are also deemed to represent that you own the tendered shares free and clear of any liens or other encumbrances and have the authority to sell the tendered shares to us. It is a violation of federal securities laws for anyone to tender shares unless, at the time of tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver, or cause to be delivered, the shares in accordance with the terms of the tender offer. You must also agree to complete any additional documents that we request in order to complete the sale of your shares to us.

LOST OR DESTROYED CERTIFICATES

         If you have lost, misplaced or destroyed your certificates for all or part of your shares, please call the Company at (618) 826-5038 for instructions on submitting a lost share affidavit and a fee for a surety bond in lieu of submitting the lost, misplaced or destroyed certificates.

NO DISSENTERS' RIGHTS

         Whether or not you tender your shares, dissenters' rights are not available in this tender offer.

ABSENCE OF SHAREHOLDER VOTE

         The tender offer is not subject to shareholder vote.

WITHDRAWAL RIGHTS

         You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment by June 9, 2003 (40 business days following commencement of the tender offer).

         In order to effectively withdraw your tender, you will need to provide the Company with a written or facsimile (confirmed by telephone) notice of withdrawal. A notice of withdrawal must state (1) the name of the withdrawing shareholder, (2) the total number of shares tendered and (3) the name in which the shares are registered. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account), then you must also include the serial numbers for certificates in your notice of withdrawal and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

         All questions about the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor anyone else has any duty to give notification of any defects or irregularities in any notice of withdrawal or be liable for failure to give any such notification.

         Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date.

PURCHASE AND PAYMENT

         Promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not withdrawn before the expiration date. When we accept your shares for payment, we will have entered into a binding agreement with you on the terms and conditions described in this Offer to Purchase. Under the Letter of Transmittal, you will waive any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. Under no circumstances will we pay interest on the purchase price to be paid regardless of any delay in making such payment.

         We will pay all share transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the record holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all share transfer taxes, if any (whether imposed on the record holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the share transfer taxes, or exemption therefrom, is submitted.

         If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. If you hold shares or tender shares through a broker or bank, you should consult with the broker or bank to determine whether transaction costs are applicable.

         Certificates for all shares tendered and not purchased will be returned to the tendering shareholder at our expense promptly after the expiration date or termination of the tender offer.

SOURCE AND AMOUNT OF FUNDS

         We believe that the total number of shares that may be sold by eligible shareholders pursuant to this tender offer is approximately 100,000. Assuming all of these shareholders elect to participate in the tender offer and the shares tendered are purchased at the offer price of $22.00 per share, the total cost to us of purchasing these shares would be $2,200,000. This amount does not include our expenses associated with the tender offer, which are estimated to be approximately $50,000, as set forth below under "Fees and Expenses."

         We intend to pay for all validly tendered shares, as well as for the costs and expenses of this tender offer, with cash on hand and through dividends from subsidiaries, if necessary.

FEES AND EXPENSES

         We will be responsible for paying all expenses associated with the tender offer. We estimate that our total expenses associated with the tender offer will be $50,178, consisting of the following:

                        Legal Fees                   $45,000
                        Accounting Fees                3,000
                        Printing and Mailing           2,000
                        SEC Filing Fee                   178
                                                     -------
                        Total Estimated Expense      $50,178
                                                     =======

         Tenders may also be solicited by directors, officers and employees of the Company in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation.

         The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase. The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to Purchase to their customers.

                          INFORMATION ABOUT THE COMPANY

MARKET PRICE AND DIVIDEND INFORMATION

         Our common stock is currently quoted by the Nasdaq SmallCap Market under the symbol "CNBA." The table below shows the range of high and low sales prices for our common stock in this market for each quarter during the past two years and the most recent quarter. The table below also shows dividends per share paid by us during this period. Our fiscal year end is December 31.

         As of April 1, 2003, the closing price reported on the NASDAQ SmallCap Market was $21.00 per share. As of Aril 1, 2003, we had 893,322 shares of common stock outstanding and approximately 450 holders of record, as defined by Rule 12g5-1 under the Exchange Act. Our ability to pay dividends depends on the ability of our subsidiaries to pay dividends to us. Under federal and state banking regulations, the subsidiary banks may not pay dividends on their capital stock if regulatory capital would thereby be reduced below applicable minimum capital requirements. In addition, the subsidiary banks are required to give prior notice to the banking regulators of any proposed declaration of dividends to us.

         The following table sets forth the high and low closing prices as reported by Nasdaq SmallCap Market and dividends paid per share of common stock for the period indicated.

                                                  Dividends
Quarter ended             High         Low          paid
-------------           -------      --------       ----
March 31, 2001          $17.500      $16.620      $   .12
June 30, 2001           $17.500      $16.500      $   .13
September 30, 2001      $22.000      $16.500      $   .14
December 31, 2001       $20.000      $17.250      $   .14
March 31, 2002          $19.750      $18.550      $   .15
June 30, 2002           $22.490      $19.000      $   .15
September 30, 2002      $22.650      $20.000      $   .17
December 31, 2002       $24.000      $20.250      $   .17
March 31, 2003          $23.750      $20.000      $   .18

         Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Chester Bancorp's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends will continue.

RECENT STOCK REPURCHASES

         The Company has conducted various private and open-market stock repurchases during the past two years. The following table sets forth the date, price, and number of shares for such purchases.

                   TRADE         NUMBER
                   DATE         OF SHARES    PRICE
                  4/23/01         3,700     16.7500
                  5/11/01         1,700     16.6250
                  5/24/01         1,000     16.7500
                  6/12/01         5,400     17.0000
                  6/15/01         2,000     17.0600
                  7/10/01       273,206     17.9003
                  7/10/01            10     17.7500
                  8/16/01         1,300     17.7500
                  9/17/01         6,600     17.9000
                  9/21/01         8,000     17.8200
                  10/16/01        2,600     17.9000
                  4/11/02           742     18.8500
                  7/10/02        93,200     20.0000
                  8/5/02          1,100     20.2500
                  2/13/03         1,745     20.0000
                  2/13/03         10,911     20.000
                  2/21/03           800     21.1600
                  2/21/03           100     21.4200


         In addition, on February 21, 2003, Michael W. Welge, the Chairman, President and Chief Financial Officer and a Director of the Company purchased 200 shares of common stock at a price of $21.14 per share and 200 shares of common stock at a price of $20.97 per share.

MANAGEMENT INFORMATION

         Following is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons listed below have held the positions described as principal occupation for at least five years. Each director and executive officer is a citizen of the United States. No director or executive officer has been convicted in a criminal proceeding during the past five years, nor has any director or executive officer been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Michael W. Welge, 62, is Chairman of the Board of Directors, President and Chief Financial Officer. He has responsibility for various management functions, including financial management and investment portfolio management, determination of all employee compensation and employment decisions. Mr. Welge has been employed for the past 41 years at Gilster-Mary Lee Corporation where he currently serves as its Executive Vice President, Secretary and Treasurer. He has been active in civic affairs as a past President of both the Chester Chamber of Commerce and the Chester School Board, an Alderman of the City Council of Chester for 20 years and the President and a director of several local corporations and clubs.

         Edward K. Collins, 58, is Secretary, Treasurer and Chief Executive Officer of the Corporation and has been Chief Executive Officer of Chester National Bank since January 1995. He is responsible for Chester National Bank's supervisions and performance of operations and lending. Prior to his employment at Chester National Bank, Mr. Collins was Executive Vice President and Senior Loan Officer of Union Bank of Illinois from August 1991 to December 1994 and was President, Chief Executive Officer and a Director of First National Bank & Trust, Syracuse, Nebraska, from August 1988 to August 1991. Mr. Collins is a member of the Board of Directors of the Chester Chamber of Commerce.

         Carl H. Welge, 59, has been employed for 13 years at Gilster-Mary Lee Corporation and currently serves as Accounts Receivable Supervisor. He is a member of the Memorial Hospital Board of Directors and a member of the Friends of Chester Public Library.

         John R. Beck, M.D., 68, is a self-employed physician. He is a member of the Hospital staff of Memorial Hospital, Chester, Illinois, and a director of Home Health Care.

         James C. McDonald, 73, retired after being employed for over 40 years at the U.S. Postal Service. He is a Trustee of the Presbyterian Church, Sparta, Illinois, and is a member of the Sparta Building Commission and the Sparta Senior Citizen Board.

         Thomas E. Welch, Jr.,63, was employed as an officer of Chester National Bank since 1990 when Heritage Federal was acquired by Chester National Bank. Mr. Welch retired from employment as the Senior Vice President and Compliance Officer for Chester National Bank and manager of the Sparta branch in March of 2000.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

         The following table sets forth the beneficial ownership of our common stock by each of our directors and executive officers, by all executive officers and directors as a group and by each person known to our management to be the beneficial owner of more than 5% of our common stock. Unless otherwise noted, the named shareholders have sole investment and voting power with respect to all shares listed, as of December 31, 2002.

Name and Address of                            Amount and Nature of           Percent of
Beneficial Owner*                            Beneficial Ownership(1)(2)         Class
Chester National Bank Employee Stock               171,294(3)                   19.11%
Ownership Plan and Trust

Michael W. Welge                                   199,128(3)(4)                21.04

John R. Beck, M.D                                   61,359                       6.76%

James C. McDonald                                   29,553                       3.26%

Thomas E. Welch, Jr                                 15,389(3)                    1.72%

Carl H. Welge                                       17,031                       1.88%

Edward K. Collins                                   76,717(3)                    8.10%

All Executive Officers and Directors               399,177                      38.78%
as a Group (6 persons)

* All business addresses are 1112 State Street, Chester, Illinois 62233.

(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if he or she has voting or investment power with respect to such security. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2) Includes the following shares which are not presently owned but could be acquired by such persons within 60 days after December 31, 2002, upon exercise of employee stock options or director non-qualified stock options: 50,007 shares for each of Mr. M. Welge and Mr. Collins; and 10,911 shares for each of Messrs. Beck, McDonald and C. Welge.

(3) Shares held in accounts under the Corporation's ESOP, as to which the holders have voting power but not investment power, are included as follows: Mr. Collins, 5,482 shares, Mr. M. Welge, 3,015 shares, and Mr. Welch, 1,597 shares.

(4) Includes 93,221 shares over which Mr. M. Welge has sole voting and investment power, 52,885 shares over which Mr. M. Welge has shared investment and voting power, options to acquire 50,007 shares and 3,015 shares held in the ESOP.

SUMMARY FINANCIAL INFORMATION

         The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries. The historical financial information for the fiscal years 2001 and

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
2002 has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company and its subsidiaries as reported in our annual report on Form 10-K for the fiscal year ended December 31, 2002. The summary financial information should be read in conjunction with, and is qualified in its entirety by a reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of the reports may be inspected or obtained from the SEC in the manner specified below under "Where You Can Find More Information."

                     CHESTER BANCORP, INC. AND SUBSIDIARIES
                  SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and        2002         2001
2001 (in thousands)
---------------------                   ------      ------
Total interest income                   $5,456      $7,342
Total interest expense                   2,465       4,014
Net interest income                      2,991       3,328
Provision for loan losses                   --          --
Total noninterest income                   378         386
Total noninterest expense                2,158       2,305
Total income tax expense                   206         393
Net income                               1,005       1,016
Basic earnings per common share           1.26        1.00
Diluted earnings per common share         1.16        0.97
Stockholders' equity per share           15.29       15.28
(book value per share)
Ratio of earnings to fixed charges        1.49        1.35

                     CHESTER BANCORP, INC. AND SUBSIDIARIES
             SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001
(in thousands)                                    2002           2001
-------------------------------                 --------      --------
ASSETS
Total cash and cash equivalents                 $ 29,950      $ 21,018
Total investment securities                       38,804        36,205
Loans (net of allowance for loan losses)          36,209        41,688
Less:    Allowance for loan losses                   575           591
Net loans                                         35,634        41,097
Premises and equipment, net                        1,405         1,528
Other assets                                         557           479
                                                --------      --------
Total assets                                    $113,849      $111,761
                                                ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Total deposits                                  $ 94,847      $ 91,414
Federal Home Loan Bank advances                    5,000         5,000
Other borrowings and liabilities                     291           400
Total liabilities                                100,139        96,813
Total stockholders' equity                        13,710        14,948
                                                --------      --------
Total liabilities and stockholders' equity      $113,849      $111,761
                                                ========      ========


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Exchange Act and in accordance with that act we file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is filed with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC, which includes certain additional information relating to the tender offer. These reports, as well as the other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference room.

Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "www.sec.gov."

         No provision will be made by us in connection with the tender offer to grant shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information in this Offer to Purchase. The Company has filed its annual report on Form 10-K for the year ended December 31, 2002 with the SEC (File No. 000-21167), and this report is incorporated by reference into this Offer to Purchase.

         Questions concerning this tender offer or the tender procedures and requests for assistance may be directed to us at the telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal or any other tender offer materials may be obtained from us. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the tender offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder's broker, dealer, bank, trust company or other nominee to us at the address listed below.

                              CHESTER BANCORP, INC.
                                1112 STATE STREET
                                  P.O. BOX 327
                                CHESTER, IL 62233
                                 (618) 826-5038

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